SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

             Certification and Notice of Termination of Registration
           under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Section 13
                and 15(d) of the Securities Exchange Act of 1934

                                                  Commission File Number 1-9085
                                                                         -------

                            Morgan Stanley Group Inc.
            ---------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                  1585 Broadway
                     New York, New York 10036 (212) 761-4000
 -----------------------------------------------------------------------------
   (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

         7.82% Capital Units; 7.80% Capital Units; 9.00% Capital Units;
                              8.40% Capital Units;
                  8.20% Capital Units; 8.03% Capital Units*
           6 1/2% PERQS(SM) due July 1, 1997; 6% PERQS(SM) due October 1,
  1997; 7% PERQS(SM) due November 15, 1997; 6% PERQS(SM) due February 16, 1999+
    Medium-Term Notes, Series C (Senior Fixed Rate Notes) Exchangeable Notes
                            due September 30, 2000;++
                   Medium-Term Notes, Series C (Senior Fixed
             Rate Notes) Exchangeable Notes due December 31, 2001;++
Medium-Term Notes, Series C (Senior Fixed Rate Notes) 2% Exchangeable Notes due
                                March 29, 2002++
                      PEEQS(SM) due May 1, 2001+++
        AMEX Hong Kong 30 Index(SM) Call Warrants Expiring October 3, 1997
          Medium-Term Notes, Series C (1 1/4% Senior Fixed Rate Notes)
       Nikkei 225 Protection Step-Up Exchangeable Notes due July 31, 2003
             Nikkei 225 Index Call Warrants Expiring August 15, 1997
         --------------------------------------------------------------
                 (Title of each class of securities covered by
                             this Form)

----------------------
* Each Capital Unit consists of (a) a Subordinated Debenture (of the same rate) of Morgan Stanley Finance plc guaranteed by Morgan Stanley Group Inc. ("Morgan Stanley") and (b) a related purchase contract of Morgan Stanley requiring the holder to purchase one Depositary Share representing shares (or fractional shares) of Morgan Stanley's Cumulative Preferred Stock (of the same rate), $200 stated value.

+ "Performance Equity-linked Redemption Quarterly-pay Securities." The issue price and amount payable at maturity with respect to the PERQS are based on the share price of certain non-affiliated companies.

++ Notes which are exchangeable on a defined date for equity securities of certain non-affiliated companies.

+++ "Protected Exchangeable EQuity-linked Securities." Principal protected notes which are exchangeable for cash based on the value of the S&P 500 Index.

                                      None
         --------------------------------------------------------------
           (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)        / /     Rule 12h-3(b)(1)(ii)   /  /
Rule 12g-4(a)(1)(ii)       / /     Rule 12h-3(b)(2)(i)    /  /
Rule 12g-4(a)(2)(i)        / /     Rule 12h-3(b)(2)(ii)   /  /
Rule 12g-4(a)(2)(ii)       / /     Rule 15d-6             /  /
Rule 12h-3(b)(1)(i)        /X/

          Approximate number of holders of record as of the certification or notice date: 0

          There are no holders of record of each class of securities listed above as of the date hereof. Effective as of May 31, 1997, Morgan Stanley merged with and into Dean Witter, Discover & Co., and in connection therewith, all of the obligations of Morgan Stanley with respect to the above-referenced securities were assumed by the surviving corporation in the merger, which was renamed "Morgan Stanley, Dean Witter, Discover & Co."

          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Morgan Stanley, Dean Witter, Discover & Co. (as successor to Morgan Stanley) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                     MORGAN STANLEY, DEAN WITTER, DISCOVER & CO.



DATE:   June 2, 1997                 BY:    /s/  Martin M. Cohen
        ------------                    --------------------------------------
                                         Name:   Martin M. Cohen
                                         Title:  Assistant Secretary